SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
BNS Co.
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(NAME OF ISSUER)
Class A Common Stock
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(TITLE OF CLASS OF SECURITIES)
055961304
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(CUSIP NUMBER)
Edward H. Oberst
Ingalls & Snyder, LLC
61 Broadway
New York, New York 10006
(212) 269-7800
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
October 28, 2002
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Ingalls & Snyder, LLC
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2.	CHECK THE APPROPRIATE BOX IF A  GROUP*	(a) [ ]
	(b) [ ]
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3.	SEC USE ONLY



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4.	SOURCES OF FUNDS
AF, OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)       [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York State
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  NUMBER OF	7.	SOLE VOTING POWER	68,400
   SHARES	--------------------------------------------------------------
BENEFICIALLY	8.	SHARED VOTING POWER	0
  OWNED BY	--------------------------------------------------------------
    EACH	9.	SOLE DISPOSITIVE POWER	68,400
  REPORTING	--------------------------------------------------------------
 PERSON WITH	10.	SHARED DISPOSITIVE POWER	491,660
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	560,060
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	*
[ ]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	19.07%
(Based on 2,937,350 Class A shares outstanding as of June 30, 2002 pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.)
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14.	TYPE OF REPORTING PERSON*
BD, IA
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* SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William Reed Simmons
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2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) [ ]

		(b) [ ]
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3.	SEC USE ONLY



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4.	SOURCES OF FUNDS
PF
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)        [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
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  NUMBER OF	7.	SOLE VOTING POWER	41,180
   SHARES	--------------------------------------------------------------
BENEFICIALLY	8.	SHARED VOTING POWER	0
  OWNED BY	--------------------------------------------------------------
    EACH	9.	SOLE DISPOSITIVE POWER	0
  REPORTING	--------------------------------------------------------------
 PERSON WITH	10.	SHARED DISPOSITIVE POWER	439,860
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	481,040
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	16.37%
(Based on 2,937,350 Class A shares outstanding as of June 30, 2002 pursuant to the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.)
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14.	TYPE OF REPORTING PERSON*
IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1	SECURITY AND ISSUER
Title of Class of Securities
Class A common stock $.01 par value per share (the "Shares")
Name and Address of Issuer
BNS Co. (the "Company" or the "Issuer")
200 Frenchtown Road
Suite 2
North Kingstown, RI  02852
ITEM 2	IDENTITY AND BACKGROUND
This statement is being filed by Ingalls & Snyder, LLC, a New York limited liability company ("I&S"), and by William Reed Simmons (together, the "Reporting Persons"). I&S is a registered broker-dealer and investment adviser registered with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended. The Managing Directors of I&S, each of whom is a U.S. citizen, are as follows (the "Managing Directors"): Lawton S. Lamb, William Reed Simmons, D. Roger B. Liddell, Thomas O. Boucher, Jr., John J. Dougherty, Steven M. Foote, Robert Belknap,
H. Shepard Boone and Edward H. Oberst. Each of the Managing Directors, other than Mr. Oberst, is a stockbroker with I&S. Mr. Oberst is the administrative officer of I&S. The principal business address of I&S and each of the Managing Directors is Ingalls & Snyder, LLC, 61 Broadway, New York, NY 10006. During the past five years neither I&S nor any of the Managing
Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.
ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Shares "beneficially owned" by I&S were acquired for accounts of customers of I&S over which it has discretionary authority and for accounts of William Reed Simmons and members of Mr. Simmons's immediate family. The amount of funds used to purchase such Shares totaled $1,813,982.10 (including brokerage commissions), consisting of $1,696,354 from such customer accounts and $117,628.10 from accounts of Mr. Simmons and his immediate family. Some of the funds used for such purchases were borrowed from I&S pursuant to normal margin account terms.
ITEM 4	PURPOSE OF TRANSACTION
The Shares were acquired for investment purposes because the Reporting Persons believe the Issuer's Shares are currently undervalued. The Reporting Persons may, depending upon market conditions and other factors, choose to acquire additional Shares or dispose of Shares in the future through open market or privately negotiated transactions or effect other transactions which relate to or would result in any of the actions specified in clauses
(a) through (j) of Item 4 to Schedule 13D. Moreover, the Reporting Persons intend to hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders, focused on developing and implementing strategies to maximize shareholder value, which may, in the future, result in one or more of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.
The Issuer has previously publicly stated its strategy to be one of selling the Issuer's assets and distributing the received consideration to shareholders. The Reporting Persons believe that this strategy may, at present, provide maximum shareholder value. However, market conditions do not appear to favor an immediate sale of the Issuer's most significant asset, its North Kingstown, RI facility, so the Reporting Persons intend to recommend that sale of such facility be delayed until such time as a sale of the facility would more fully reflect its intrinsic value. Further, the Reporting Persons believe that, given the reduced scope of the Issuer's operations, it should be possible for the Issuer to reduce overhead costs, and the Reporting Persons intend to recommend steps for such purpose. Further, the Reporting Persons believe that once the Issuer has reduced its cost structure, it will be able to make regular distributions and/or share repurchases. The Reporting Persons intend to recommend such regular distributions. Further, the Reporting Persons believe that the Issuer can increase distributable funds through transactions such as exchanging equity for existing liabilities and/or spinning-off an entity that would acquire certain of the Issuer's assets. The Reporting Persons intend to recommend such transactions and the immediate distribution of (or share repurchase using) distributable funds created thereby. Further, the Reporting Persons believe that as the asset base of the Issuer is liquidated and associated value distributed, in order to minimize costs and maximize shareholder value, the Issuer will need to evaluate its strategic alternatives including, but not limited to, a formal plan of liquidation, a sale of the residual corporation, and a going-private transaction. The Reporting Persons intend to recommend an eventual analysis of strategic alternatives and may ultimately seek to participate in any associated sale or going-private transaction.
ITEM 5	INTEREST IN SECURITIES OF THE ISSUER
I&S "beneficially owns" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) 560,060 Shares, or 19.07% of the 2,937,350 Shares outstanding as of June 30, 2002 (as reported in the Issuer's Quarterly Report on form 10-Q for the period ended June 30, 2002). The Shares "beneficially owned" by I&S include 41,180 Shares (1.4% of such outstanding Shares) held in accounts of William Reed Simmons and certain members of his immediate family, and 518,880 Shares (17.67% of such outstanding Shares) held in accounts of customers of I&S over which I&S has discretionary authority. Mr. Simmons may be deemed to be the "beneficial owner" of 439,860 Shares held in accounts of customers of I&S by virtue of his discretionary authority over such accounts, or a total "beneficial ownership" for Mr. Simmons of 481,040 Shares (16.38% of such outstanding Shares). I&S has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 68,400 Shares and shared power to dispose or to direct the disposition of 491,660 Shares. Mr. Simmons has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 41,180 shares and shared power to dispose of or to direct the disposition of 439,860 Shares.
Since August 29, 2002, I&S has effected the following purchases of Shares in the OTC Bulletin Board market (except that the purchase on 9/20/02 was a privately negotiated block purchase):

Date
No. of Shares
Price per share


(including commissions)
9/20/02
	10,000
$2.60
9/5/02
	6,200
$2.76
8/29/02
	10,000
$2.76
Of the Shares purchased on 9/5/02, 600 were purchased for the account of a member of the immediate family of Mr. Simmons.
Each of the customers of I&S in whose account Shares are held has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held in such customer's account.
ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER
I&S and Mr. Simmons have been granted discretionary authority to dispose of Shares held in the accounts of customers of I&S that I&S and Mr. Simmons "beneficially own" under customary brokerage or investment advisory arrangements. I&S has the power to vote or to direct the vote of 68,400 Shares held in the account of a customer that is a limited partnership by virtue of its controlling interest in the general partner of such limited partnership.
ITEM 7	MATERIAL TO BE FILED AS EXHIBITS
None.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 29, 2002

Ingalls & Snyder, LLC

By:	  /s/ Edward H. Oberst
	--------------------------------
Name:  Edward H. Oberst
Title: Managing Director
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 29, 2002

	  /s/ William Reed Simmons
	--------------------------------
	  William Reed Simmons




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